2014 was a busy and productive year for Avalon despite the continuing bear market in the mineral resource sector. Our strategy of maintaining a diversified portfolio of advanced rare metal assets is paying off, as interest in tin and high purity lithium mineral has been heating up while interest in rare earths cooled down. This new interest allowed us to make significant progress on the East Kemptville Tin-Indium Project and the Separation Rapids Lithium Minerals Project in 2014, while continuing to advance the Nechalacho Rare Earth Elements Project, where several important milestones were achieved during the year.

The bear market in commodities has been ongoing for over three years now, depressing the valuations of all mineral resource companies including Avalon. Under pressure from year-end tax loss selling, Avalon’s share price reached a 10-year low of CAD $0.20 in December. While the current down-cycle in the minerals sector seems unusually long and severe, the cycle will inevitably turn upward and we anticipate renewed market interest in 2015 once metal prices start to clearly trend higher.

We remain reasonably well-funded with approximately $5.5 million in cash resources at the time of writing and no debt, sufficient funding to cover our planned expenditures in 2015. We have been supplementing our treasury carefully and only as required to maintain adequate working capital and avoid excessive dilution. I have participated personally in some of the financings this year and have been buying shares in the open market when I am able.

The Nechalacho Project continues to be the most advanced heavy rare earth project in the world outside of China and a high priority for Avalon. In March of this year, we entered into a strategic refining agreement for our rare earth concentrate with Solvay, the global leader in rare earth refining. This was a very significant development, as this agreement eliminates a substantial portion of the technical risk associated with rare earth separation and provides customers with confidence that our products will meet their specifications.

Earlier in fiscal year 2014, Avalon received approval for its Nechalacho Project Environmental Assessment and we have been progressing with the applications for the remaining operating permits and licences, which are now expected in mid-2015. Avalon continued optimization work on the concentrator and hydrometallurgical process flowsheet during the year, with encouraging results in terms of improved heavy rare earth recoveries. We are presently investigating alternative locations for the hydrometallurgical plant and once this location is selected, an optimized feasibility study can be completed. A final pilot plant trial of the entire optimized process flowsheet, for which a bulk sample was collected in 2014, is also contemplated for 2015, subject to arranging funding.

The major challenge ahead of us on Nechalacho continues to be securing the $1.5 billion in project financing needed to start construction. The key is securing firm off-take agreements with end-users, who seem less motivated to facilitate the development of a rare earths supply chain outside China than they were four years ago. However, governments remain concerned about security of supply of critical raw materials and continue to consider policy options to address the issue. In 2014, the European Rare Earth Competency Network concluded that although prices are low, and rare earths are more available now than they were four years ago, the issue of long-term security of supply of critical raw materials remains a major concern. In fact, this concern appears justified by China’s recently announced system of export licences (replacing the previous export quotas system that the WTO ruled violated international trade rules) to continue to control exports of rare earths and other critical materials.

Avalon Rare Metals Inc. President’s Letter 2014

Avalon’s Nechalacho Project remains the most advanced prospect for bringing a large new supply of heavy rare earths into the market over the next five years. We continue to work with London-based HCF International Advisers Ltd. to identify strategic partners willing to participate in the development of the Nechalacho Project.

On the East Kemptville Tin-Indium Project, which has been in Avalon’s portfolio since 2004, Avalon was able to secure access to the closed mine site in 2014 to carry out a small drilling program to confirm historic tin-zinc-copper resource estimates. This program also confirmed the presence of significant indium associated with the zinc mineralization, adding to the deposit’s potential. The next step will be the completion of a Preliminary Economic Assessment, expected to be released early in 2015. Many analysts are forecasting a deficit in the global tin market in 2015-16 which should lead to higher prices and increased investor interest. Demand is growing due to tin’s increased use in lead-free solders in electronics.

Work on the Separation Rapids Lithium Minerals (petalite) Project accelerated in 2014 with new expressions of interest in our unique petalite product from several potential customers in the United States, Europe and China. Avalon has successfully demonstrated that a high purity petalite concentrate can be produced, suitable for glass-ceramics applications. We are now investigating the potential for producing a lithium chemical by-product, to serve the growing demand for lithium from the rapidly evolving rechargeable battery market.

Avalon will continue to move these projects forward in a prudent and fiscally responsible manner, committing its financial resources appropriately as developments unfold.

I am proud to report that Avalon also released its third annual sustainability report in December 2014, entitled “Lead. Collaborate. Diversify”. The report documents our commitment to environmentally and socially responsible resource development. We believe that acting sustainably is essential to our future business prospects both in maintaining our social licence and in developing relationships with customers who increasingly expect their suppliers to operate in a responsible way. In fact, we believe our focus on sustainability gives us a competitive advantage in our business.

This year we welcomed two new Directors to the Board. Dr. Ken Thomas, an expert in mining and metallurgy, has many years of international experience in the mining sector and has received several industry awards in his field of expertise. Hon. Sergio Marchi brought extensive experience in federal government, international affairs and global trade issues during his year of service, but will be stepping down in 2015 to pursue other interests. Management is actively seeking to achieve gender diversity on its Board of Directors and hopes to announce a new female Board member in 2015.

On behalf of senior management and the Board of Directors, I would like to thank all of our employees, technical advisors and consultants for your commitment to advancing our projects in a safe, responsible and professional manner.

It has been a challenging year and I would also like to thank you, our shareholders, for your continued support, patience and loyalty during these uncertain times. With three high quality advanced rare metals assets, an experienced management team and talented support staff, we remain uniquely positioned to take full advantage of the growing demand for new sources of supply of critical raw materials.

On behalf of the Board of Directors,

Donald S. Bubar
President and Chief Executive Officer
January 12, 2015

Corporate Information
Please refer to Avalon’s website at www.avalonraremetals.com for further company information.

CORPORATE HEAD QUARTERS
130 Adelaide Street West, Suite 1901
Toronto, Ontario, Canada M5H 3P5
Telephone: +1 (416) 364-4938
Email: office@avalonraremetals.com

INVESTOR RELATIONS
Ron Malashewski, Manager, Investor Relations
Email: ir@avalonraremetals.com

EXCHANGE LISTINGS
Toronto Stock Exchange: AVL
NYSE MKT: AVL
Frankfurt Stock Exchange WKN: A0RF6R